SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July 15, 2008

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
55 (61) 3415-1140
ri@brasiltelecom.com.br

Media and Communication
55 (61) 3415-1822
diretoriadecomunicacao@brasiltelecom.com.br

BRASIL TELECOM PARTICIPAÇÕES S.A.
CORPORATE TAXPAYER REGISTRATION 02.570.688/0001 -70
BOARD OF TRADE 53.3.0000581 -8
PUBLICLY HELD COMPANY

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF BRASIL
TELECOM PARTICIPAÇÕES S.A. HELD ON JULY 15, 2008.

On July 15, 2008, at 10.00 a.m., the members of the Board of Directors of Brasil Telecom Participações S.A. (“BTP” or “Company”), Sergio Spinelli Silva Junior, Pedro Paulo Elejalde de Campos, Elemér André Surányi, Kevin Michael Altit, José Luiz Guimarães Junior, and Ricardo Ferraz Torres, met at the Company`s office, at SIA SUL – ASP, Lote “D”, Bloco “B”, Brasília/DF and unanimously approved the following subjects: (i) presentation of the Company’s 2Q08 earnings results; and (ii) maintenance of the Independent Auditing company for the 2008 exercise, in the terms of the proposal presented by the Company’s Directors. I hereby certify that the aforementioned resolution was extracted from the minutes registered in the Company’s Minute Book of the Board of Directors’ Meetings.

Brasília, July 15, 2008.

Filipe Laudo de Camargo
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2008

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.